Exhibit 12

                       ENRON CORP. AND SUBSIDIARIES
                    COMPUTATION OF RATIO OF EARNINGS TO
                               FIXED CHARGES
                              (In Thousands)
                                (Unaudited)


                                     Three Months
                                         Ended                  Year Ended December 31,
                                        3/31/96       1995         1994       1993       1992       1991

Earnings available for fixed charges
 Net income                            $212,785   $  519,694   $  453,410   $332,522   $328,800   $232,146
 Less:
   Undistributed earnings and
    losses of less than 50% owned
    affiliates                           (1,084)     (13,505)      (9,453)   (20,232)   (32,526)    (8,890)
   Capitalized interest of
    nonregulated companies               (2,299)      (8,315)      (9,007)   (25,434)   (66,401)   (36,537)
 Add:
   Fixed charges (1)                    110,562      435,681      487,258    471,278    452,014    454,607
   Minority interest                     10,321       27,260       29,600     27,605     17,632      7,210
   Income tax expense                   115,284      310,264      190,081    148,104     88,630    105,859
     Total                             $445,569   $1,271,079   $1,141,889   $933,843   $788,149   $754,395

Fixed Charges
 Interest expense (1)                  $ 98,161   $  385,995   $  444,768   $436,211   $430,406   $425,945
 Rental expense representative of
  interest factor                        12,401       49,686       42,490     35,067     21,608     28,662
     Total                             $110,562   $  435,681   $  487,258   $471,278   $452,014   $454,607

Ratio of earnings to fixed charges         4.03         2.92         2.34       1.98       1.74       1.66

(1) Amounts exclude costs incurred on sales of accounts receivables.
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